UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST

NOTE: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
New England Life Insurance Company Agents’
Deferred Compensation Plan and Trust
We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Tampa, Florida
June 25, 2010

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Participant directed investments — at estimated fair value (see Note 3)	$133,813,789	$116,683,271

Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	457,657	3,878,463

Net assets available for benefits	$134,271,446	$120,561,734

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
Additions to net assets attributed to:
Employer contributions	$5,235,667
Net appreciation in estimated fair value of investments (see Note 4)	10,965,639
Interest and dividends	5,997,831

Total additions	22,199,137

Deductions from net assets attributed to:

Benefit payments to participants	8,440,695
Investment management fees	48,730

Total deductions	8,489,425

Net increase in net assets	13,709,712
Net assets available for benefits:
Beginning of year	120,561,734

End of year	$134,271,446

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
General Information
     The Plan is a noncontributory profit sharing defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the first day of the month following the completion of two years of service (see “– Participation”). The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The administrator of the Plan (the “Plan Administrator”) is an officer of MetLife who was delegated administrative responsibilities from the Company in 2005. Recordkeeping services are performed for the Plan by an unaffiliated third party.
     Prior to January 6, 2008, the Plan’s investment options consisted mainly of separate accounts and a stable value fund. Effective January 6, 2008, the Plan consists of three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below), the NEF Stable Value Fund and the CGM Capital Growth Account), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.
     Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index—Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	CGM Capital Growth Account *
Vanguard Target Retirement 2035 Fund	Natixis CGM Advisor Targeted Equity A *
Vanguard Target Retirement 2040 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2045 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2050 Fund	Loomis Sayles Small Cap Growth Instl Fund
Artio International Equity II-I Fund
MetLife Company Stock Fund

*	Natixis CGM Advisor Targeted Equity A is a new investment option in 2009, replacing CGM Capital Growth Account, which was removed as an investment option effective January 1, 2010.

     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Participants may allocate contributions to each fund, including (effective January 1, 2008), a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon, as trustee (“BNY Mellon”).
     Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds). On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.
Participation
     Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.
Participant Accounts
     The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with employer contributions, as discussed below, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document.
Contributions
     Each year, the Company contributes to the Plan an amount equal to 11.667% of eligible commissions, as defined in the Plan document, on behalf of each participant. Such contributions are subject to certain Internal Revenue Code (“IRC”) limitations.
Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement, death, or total disability, participants may receive benefits in the form of a lump sum or installment payments.

Vesting
     Participants’ account balances are 100% vested and nonforfeitable at all times.
Loans
     A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are 1% over the prime rate published in The Wall Street Journal on the last business day of the quarter before the loan is originated. The principal of and interest on the loans are paid ratably through monthly deductions from the bank account specified by the participant. Loan repayments are made to the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2009 and 2008 was $3,337,089 and $2,883,518, respectively.
Plan Amendments
     For the years ended December 31, 2009 and 2008, the following material Plan amendments were adopted and became effective:
     Effective January 1, 2009 the Plan was amended to allow participants to forego their 2009 required minimum distributions or allow participants to return any minimum distribution amounts received during 2009 to the Plan within a limited timeframe.
     Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the participant’s account holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
     Effective August 1, 2008 the Plan was amended to add the RGA Frozen Fund. See “- General Information.”
     Effective July 1, 2008, the method of determining whether to instruct the Plan trustee to tender or exchange shares of MetLife, Inc. common stock for which instructions were not timely received is changed to a presumption that the participant intended to instruct the trustee not to tender such shares.
     Effective January 1, 2008, the Plan was amended to clarify language related to compensation, service, governance and other Plan provisions.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

     The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
     In June 2009, the Financial Accounting Standards Board (“FASB”) approved FASB Accounting Standards Codification (“Codification”) as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all non-governmental entities. Codification changed the referencing and organization of accounting guidance without modification of existing GAAP. Since it did not modify existing GAAP, Codification did not have any impact on the Plan’s net assets available for benefits or changes in net assets available for benefits. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards were superseded and, therefore, are no longer referenced by title in the accompanying financial statements.
Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. The global economy and markets are now recovering from a period of significant stress that began in the second half of 2007 and substantially increased through the first quarter of 2009. Although the disruption in the global financial markets has moderated, not all global financial markets are functioning normally. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, the Plan requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair values of the Plan’s interests in the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represent investments in publicly available mutual funds, are determined using the net asset value (“NAV”) published by the respective fund managers on the applicable reporting date.
     The estimated fair value of the CGM Capital Growth Account, a pooled separate account managed by MetLife, is determined by reference to the underlying assets of the pooled separate account. The underlying assets of the pooled separate account are principally comprised of shares of a publicly available mutual fund managed by The CGM Funds. The underlying assets of the pooled separate account reflects the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the pooled separate account is expressed in the form of unit value. The unit value is calculated and provided daily by MetLife and represents the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on NAV published by the respective fund managers on the applicable reporting date.
     The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 50% and 53%, respectively. The underlying assets of the New England Master Trust at December 31, 2009 and 2008 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
     Loans to participants are carried at the outstanding loan balance, which approximates estimated fair value.
     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of return on such investments.
Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
Other Expenses
     Except for a limited amount of fees related to participant transactions, expenses of the Plan are paid by the Company. Investment management fees are paid out of the assets of the Plan and are deducted from investment income on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.
Adoption of New Accounting Pronouncements
     Effective December 31, 2009, the Plan adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within the scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively new guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statement of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its financial statements.
     In January 2010, the FASB issued new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3 (Accounting

Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements). In addition, this guidance provides clarification of existing disclosure requirements about (a) level of disaggregation and (b) inputs and valuation techniques. The update is effective for the first quarter of 2010. The Plan is currently evaluating the impact of this guidance on its financial statements.
3. Investments
     The Plan’s investments were as follows as of December 31, 2009 and 2008:

	December 31,
	2009		2008
Target Retirement Funds:
Vanguard Target Retirement 2020 Fund	$294,144		$168,725
Vanguard Target Retirement 2035 Fund	256,616		166,607
Vanguard Target Retirement 2050 Fund	252,539		151,796
Vanguard Target Retirement 2040 Fund	159,631		57,223
Vanguard Target Retirement Income Fund	56,878		40,122
Vanguard Target Retirement 2025 Fund	87,149		35,613
Vanguard Target Retirement 2015 Fund	87,004		30,573
Vanguard Target Retirement 2030 Fund	55,248		21,744
Vanguard Target Retirement 2010 Fund	31,673		19,842
Vanguard Target Retirement 2045 Fund	54,039		12,378

Total Target Retirement Funds	1,334,921		704,623

Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund	77,100,162	*	69,103,060	*
CGM Capital Growth Account	—		12,910,403	*
Natixis CGM Advisor Targeted Equity A	15,145,420	*	—
Goldman Sachs Large Cap Value Fund	7,346,458	*	6,921,819	*
Artio International Equity II-I Fund	6,693,153	*	5,657,422
Vanguard Mid Capitalization Index Ins Fund	5,421,886		4,236,016
Vanguard Total Bond Market Index—Inst Fund	2,458,294		3,054,908
Loomis Sayles Small Cap Growth Instl Fund	3,878,785		3,240,709
T. Rowe Price Blue Chip Growth Fund	3,458,189		2,363,938
Vanguard Institutional Index Fund	2,725,160		2,385,902
Vanguard Small Cap Index Fund	481,378		199,939

Total Individual Core Investment Funds	124,708,885		110,074,116

Plan’s interest in the New England Master Trust (see Note 5)	1,354,773		881,585
TD Ameritrade SDB Account	3,078,121		2,139,429
Participant Loans (outstanding balance which approximates fair value)	3,337,089		2,883,518

Total Investments	$133,813,789		$116,683,271

*	Represents 5% percent or more of the net assets available for benefits.

4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2009:

December 31,
2009
Individual Core Investment Funds (excluding the NEF Stable Value Fund and the MetLife Company Stock Fund)	$10,433,753
Target Retirement Funds	201,648
Plan’s interest in the New England Master Trust (see Note 5)	330,238

Net appreciation in estimated fair value of investments	$10,965,639

5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contributions plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 50% and 53%, respectively.
     The New England Master Trust’s investments were as follows at December 31, 2009 and 2008:

	2009	2008

Investments:
MetLife Company Stock Fund	$2,706,414	$1,651,209
RGA Frozen Fund	17,066	16,228

Total Investments	2,723,480	1,667,437

Receivable for securities sold	11,257	7,826
Interest receivable	1	13
Cash payable	(10,752)	(3,946)
Payable for securities purchased	—	(3,385)

Total net assets available in the New England Master Trust	$2,723,986	$1,667,945

Plan’s interest in the New England Master Trust	$1,354,773	$881,585

     The New England Master Trust’s net appreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2009:

Year Ended
December 31,
2009
Net appreciation in fair value of investments:
MetLife Company Stock Fund	$553,816
RGA Frozen Fund	1,810

Net appreciation in estimated fair value of investments	$555,626

Plan’s share of net appreciation in estimated fair value of investments	$330,238

6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices in
		Active Markets		Significant
		for Identical	Significant Other	Unobservable
		Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$31,673	$31,673	$—	$—
Vanguard Target Retirement 2015 Fund	87,004	87,004	—	—
Vanguard Target Retirement 2020 Fund	294,144	294,144	—	—
Vanguard Target Retirement 2025 Fund	87,149	87,149	—	—
Vanguard Target Retirement 2030 Fund	55,248	55,248	—	—
Vanguard Target Retirement 2035 Fund	256,616	256,616	—	—
Vanguard Target Retirement 2040 Fund	159,631	159,631	—	—
Vanguard Target Retirement 2045 Fund	54,039	54,039	—	—
Vanguard Target Retirement 2050 Fund	252,539	252,539	—	—
Vanguard Target Retirement Income Fund	56,878	56,878	—	—
NEF Stable Value Fund	77,100,162	—	77,100,162	—
Natixis CGM Advisor Targeted Equity A	15,145,420	15,145,420	—	—
Goldman Sachs Large Cap Value Fund	7,346,458	7,346,458	—	—
Artio International Equity II-I Fund	6,693,153	6,693,153	—	—
Vanguard Mid Capitalization Index Ins Fund	5,421,886	5,421,886	—	—
Vanguard Total Bond Market Index—Inst Fund	2,458,294	2,458,294	—	—
Loomis Sayles Small Cap Growth Instl Fund	3,878,785	3,878,785	—	—
T. Rowe Price Blue Chip Growth Fund	3,458,189	3,458,189	—	—
Vanguard Institutional Index Fund	2,725,160	2,725,160	—	—
Vanguard Small Cap Index Fund	481,378	481,378	—	—
TD Ameritrade SDB Account	3,078,121	—	3,078,121	—
Participant Loans (outstanding balance which approximates fair value)	3,337,089	—	3,337,089	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$132,459,016	$48,943,644	$83,515,372	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$2,706,414	$—	$2,706,414	$—
RGA Frozen Fund	17,066	—	17,066	—

Total Investments in the New England Master Trust	$2,723,480	$—	$2,723,480	$—

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in
		Active Markets		Significant
		for Identical	Significant Other	Unobservable
		Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$19,842	$19,842	$—	$—
Vanguard Target Retirement 2015 Fund	30,573	30,573	—	—
Vanguard Target Retirement 2020 Fund	168,725	168,725	—	—
Vanguard Target Retirement 2025 Fund	35,613	35,613	—	—
Vanguard Target Retirement 2030 Fund	21,744	21,744	—	—
Vanguard Target Retirement 2035 Fund	166,607	166,607	—	—
Vanguard Target Retirement 2040 Fund	57,223	57,223	—	—
Vanguard Target Retirement 2045 Fund	12,378	12,378	—	—
Vanguard Target Retirement 2050 Fund	151,796	151,796	—	—
Vanguard Target Retirement Income Fund	40,122	40,122	—	—
NEF Stable Value Fund	69,103,060	—	69,103,060	—
CGM Capital Growth Account	12,910,403	—	12,910,403	—
Goldman Sachs Large Cap Value Fund	6,921,819	6,921,819	—	—
Artio International Equity II-I Fund	5,657,422	5,657,422	—	—
Vanguard Mid Capitalization Index Ins Fund	4,236,016	4,236,016	—	—
Vanguard Total Bond Market Index—Inst Fund	3,054,908	3,054,908	—	—
Loomis Sayles Small Cap Growth Instl Fund	3,240,709	3,240,709	—	—
T. Rowe Price Blue Chip Growth Fund	2,363,938	2,363,938	—	—
Vanguard Institutional Index Fund	2,385,902	2,385,902	—	—
Vanguard Small Cap Index Fund	199,939	199,939	—	—
TD Ameritrade SDB Account	2,139,429	—	2,139,429	—
Participant Loans (outstanding balance which approximates fair value)	2,883,518	—	2,883,518	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$115,801,686	$28,765,276	$87,036,410	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$1,651,209	$—	$1,651,209	$—
RGA Frozen Fund	16,228	—	16,228	—

Total Investments in the New England Master Trust	$1,667,437	$—	$1,667,437	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield for the NEF Stable Value Fund were 6.25% and 6.75% for the years ended December 31, 2009 and 2008, respectively.
     The Plan’s investment in the NEF Stable Value Fund had contract values of $77,557,819 and $72,981,523 at December 31, 2009 and 2008, respectively. The estimated fair value of these investments was $77,100,162 and $69,103,060 at December 31, 2009 and 2008, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.
8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $77,100,162 and $69,103,060 at December 31, 2009 and 2008, respectively. Total investment income from the NEF Stable Value Fund was $4,556,619 for the year ended December 31, 2009.
     At December 31, 2009, the New England Master Trust held approximately 76,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $2,200,000, of which approximately 50% was allocable to the Plan. At December 31, 2008, the New England Master Trust held approximately 47,300 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $1,900,000, of which approximately 53% was allocable to the Plan. During the year ended December 31, 2009, the New England Master Trust recorded dividend income on MetLife Inc. common stock of approximately $56,000, of which approximately 50% was allocable to the Plan.
     During 2009 and 2008 the CGM Capital Growth Account was managed by MetLife. The CGM Capital Growth Account was removed as an investment option, effective January 1, 2010. The balance of this pooled separate account investment was $12,910,403 at December 31, 2008. In 2009, the balance in the CGM Capital Growth Account was transferred to the Natixis CGM Advisor Targeted Equity A fund. Total net appreciation, including realized and unrealized gains and losses, for the CGM Capital Growth Account was $3,561,166 for the year ended December 31, 2009. Effective December 31, 2009, Plan assets invested in the CGM Capital Growth Account of $15,145,420, which were not directed by participants to other Plan investments, were transferred to the Natixis CGM Advisor Targeted Equity A fund. As discussed in Note 2, management fees and operating expenses charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from investment income on a daily basis and reflected as a reduction in the reported investment returns. Based on a weighted-average rate of 0.88% charged for the fund, such management and operating expenses included as a reduction of investment income totaled approximately $117,665 for the year ended December 31, 2009. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and MetLife qualify as party-in-interest transactions.
9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it.
10. Federal Income Tax Status
     The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 13, 2009, that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter; however, except as indicated below, the Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
11. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, Schedule H, Part I, Asset and Liability Statement, as of December 31, 2008:

2008
Net assets available for benefits per the financial statements	$120,561,734
Adjustment from contract value to estimated fair value for fully benefit responsive stable value fund	(3,878,463)
Current year cumulative deemed distributions	(459,828)

Net assets per Form 5500, Schedule H, Part I, Line l	$116,223,443

     The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, for the year ended December 31, 2009:

2009
Increase in net assets per the financial statements	$13,709,712
Prior year adjustment from contract value to estimated fair value for fully benefit-responsive stable value fund	3,878,463
Prior year cumulative deemed distributions	459,828

Net increase per Form 5500, Schedule H, Part II, line k	$18,048,003

12. Subsequent Events
     Effective January 1, 2010 the Plan was amended so that participants may not direct more than 10% of future employer contributions in the MetLife Company Stock Fund.
******

NEW ENGLAND LIFE INSURANCE COMPANY AGENTS’
DEFERRED COMPENSATION PLAN AND TRUST
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
as of December 31, 2009

		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost***	Value
		Target Retirement Funds:
		Vanguard Target Retirement 2020 Fund	***	$294,144
		Vanguard Target Retirement Income Fund	***	256,616
		Vanguard Target Retirement 2035 Fund	***	252,539
		Vanguard Target Retirement 2050 Fund	***	159,631
		Vanguard Target Retirement 2030 Fund	***	56,878
		Vanguard Target Retirement 2040 Fund	***	87,149
		Vanguard Target Retirement 2025 Fund	***	87,004
		Vanguard Target Retirement 2015 Fund	***	55,248
		Vanguard Target Retirement 2010 Fund	***	31,673
		Vanguard Target Retirement 2045 Fund	***	54,039

		Total Target Retirement Funds		1,334,921

		Individual Core Investment Funds(excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance Company	NEF Stable Value Fund **	***	77,100,162
		Natixis CGM Advisor Targeted Equity A	***	15,145,420
		Goldman Sachs Large Cap Value Fund	***	7,346,458
		Artio International Equity II – I Fund	***	6,693,153
		Vanguard Mid Capitalization Index Ins Fund	***	5,421,886
		Vanguard Total Bond Market Index – Inst Fund	***	2,458,294
		Loomis Sayles Small Cap Growth Instl Fund	***	3,878,785
		T. Rowe Price Blue Chip Growth Fund	***	3,458,189
		Vanguard Institutional Index Fund	***	2,725,160
		Vanguard Small Cap Index Fund	***	481,378

		Total Individual Core Investment Funds		124,708,885

*	New England Life Insurance Company	Plan interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	***	1,354,773
*	Various Participants	Participant loans-various principal amounts maturing through 4/14/2018, interest rates ranging from 4.0% to 9.5%	***	3,337,089
		TD Ameritrade SDB Account	***	3,078,121

		Participant-directed investments **		$133,813,789

*	Permitted party in-interest

**	At estimated fair value

***	Cost has been omitted with respect to participant-directed investments

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Margery Brittain
	Name:	Margery Brittain
	Title:	Plan Administrator

Date: June 28, 2010

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm